Bioheart, Inc.

13794 NW 4th Street, Suite 212

Sunrise, Florida 33325

February 8, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

RE:	Bioheart, Inc.
Registration Statement on Form S-1
Filed January 19, 2012
File No. 333-179096

Dear Mr. Riedler:

The following are responses of Bioheart, Inc. (the “Company”) to the corresponding numbered comments in the February 7, 2012 letter (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”). Contemporaneously with this response, we have filed Amendment No. 1 to the Registration Statement on Form S-1/A (“Amendment No. 1”). To facilitate your review of our response, the pages of the Amendment No. 1 that contain revisions that are responsive to the Comment Letter ("Marked Pages"), are submitted with this letter.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s response is set forth below the comment.

General

1.        Please incorporate all revisions reflected in the pages attached to your February 3, 2012 response letter in a pre-effective amendment, in addition to any changes made in response to the comments listed below.

Response: A pre-effective amendment on Form S-1/A has been filed that incorporates all revisions reflected in the pages attached to your February 3, 2012 response letter in addition to the changes made in response to the comments listed below.

2.        We note the following statement in Section 10.01 of the Standby Equity Distribution Agreement: “Neither this Agreement nor any rights of the Company hereunder may be assigned to any other Person.” Please amend your registration statement to clearly state that Greystone Capital Partners’ obligations under the equity line agreement are not transferrable.

Response: On page 7 of Amendment No. 1, we have amended the first paragraph of the description entitled “November 2011 Standby Equity Distribution Agreement” by adding a sentence at the end of the paragraph that reads “GCP’s obligations under the SEDA are not transferable”.

Dilution, page 22

3.        We note the revised pages included with your February 3, 2012 response letter. Page 22 includes a reference to the sale of 40,000,000 shares rather 25,000,000 shares. Please revise.

Response: Page 22 of Amendment No. 1 has been revised to correct the subject reference to the sale from “40,000,000” to “25,000,000”.

Signatures, page 88

4.        We note your response to our prior comment 5. Please also include the signature of the company's chief financial officer in addition to that of the principal accounting officer. See Instruction 1 to the Signatures section of Form S-1 for further information.

Response: The signature of Mike Tomas, in his capacity as the Company’s Principal Financial and Accounting Officer has been included.

This will confirm that the Company understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made. Furthermore, notwithstanding the Commission’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•                     the Company is aware of is respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement;

•                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                     the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (954) 835-1500 or our counsel, Andy Smith of Sichenzia Ross Friedman Ference LLP at (646) 810-2180. Otherwise, I look forward to hearing that our responses are satisfactory.

Contemporaneously with the submission of this response, and the filing of Amendment No. 1, the Company has submitted its request for acceleration pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended.

Sincerely,

/s/ Catherine Sulawske-Guck

Catherine Sulawske-Guck

Chief Operating Officer

cc: Andrew Smith, Esq. (Sichenzia Ross Friedman Ference LLP)

Trading Market

Our common stock, par value $0.001 per share, commenced trading on February 19, 2008, on the NASDAQ Global Market under the symbol “BHRT”. Effective June 11, 2008, we transferred the listing of our common stock to the NASDAQ Capital Market and then, during the course of 2009 our stock was delisted from NASDAQ and commenced quotation on the Over the Counter Bulletin Board under the symbol “BHRT.OB”.

Corporate Information

We were incorporated in Florida in 1999 under the name Bioheart, Inc. and continue to be a Florida corporation.

Our principal executive offices are located at 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325. Our telephone number is (954) 835-1500.

Our website address is www.bioheartinc.com. Our website and the information contained on our website are not incorporated into this prospectus or the Registration Statement of which it forms a part. Further, our references to the URLs for our website are intended to be inactive textual references only.

This Offering

This prospectus relates to a total of up to 25,000,000 shares of Common Stock of Bioheart, Inc. offered by the Selling Stockholder. The Selling Stockholder owns 215,000 shares of the Company’s common stock as of the date hereof that are not being included in this registration statement. The shares being registered are those 25,000,000 shares that may be issued to the Selling Stockholder under the New SEDA (as that term is defined below).

November 2011 Standby Equity Distribution Agreement

On November 2, 2011, the Company entered into a Standby Equity Distribution Agreement (the "SEDA") with Greystone Capital Partners, or “GCP”. Pursuant to the SEDA’s terms the Company may, at its sole discretion and upon giving written notice to GCP, each an “Advance Notice”, periodically sell shares of its Common Stock to GCP. For each share of Common Stock purchased under the SEDA, GCP will pay to the Company an amount, referred to as the “Purchase Price”, that is eighty percent (80%) of the lowest daily volume weighted average price of the Common Stock as quoted by Bloomberg, LP, during the five (5) consecutive Trading Days (as such term is defined in the SEDA) immediately subsequent to the date of the relevant Advance Notice. The Company is not obligated to sell any shares of Common Stock to GCP but may, over the term of the SEDA and in its sole discretion, sell to GCP that number of shares of Common Stock valued at the Purchase Price from time to time in effect that equals up to three million dollars ($3,000,000) in the aggregate. GCP's obligation to purchase shares of Common Stock under the SEDA is subject to certain conditions, including (i) the Company obtaining an effective registration statement for the shares of Common Stock sold under the SEDA, or the “Registration Statement”, (ii) periodic sales of shares of Common Stock to GCP must be separated by a time period equal to five Trading Days, and (iii) the amount of any individual periodic sale designated by the Company in any Advance Notice shall not exceed fifty percent (50%) of the average weekly volume of shares of Common Stock traded during the two (2) week period immediately prior to an Advance Notice, where a “week” is five (5) consecutive Trading Days. GCP’s obligations under the SEDA are not transferable.

The 25,000,000 shares of Common Stock included in this prospectus represent only the 25,000,000 shares issuable under the SEDA or, the “Resale Shares” and do not include any of the shares owned by the Selling Shareholder as of the date hereof. The SEDA automatically expires on the first day of the month next following the 24-month anniversary of the date on which the SEC first declares effective this Registration Statement registering the Resale Shares. Contemporaneously with the SEDA, the Company entered into a Registration Rights Agreement with GCP requiring this registration of the common stock to be sold to GCP pursuant to the SEDA.

DILUTION

Purchasers of our common stock in this offering will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of common stock outstanding. Before giving effect to this offering, our pro forma net tangible book value as of September 30, 2011 was approximately ($12,993,766), or ($0.18) per share of common stock, based on 70,464,202 shares of common stock outstanding. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at September 30, 2011 before giving effect to this offering.

After giving effect to our sale of  25,000,000 shares in this offering, at an assumed initial public offering price of $0.04 per unit less estimated offering expenses payable by us in the approximate aggregate amount of $300,000, our pro forma as adjusted net tangible book value as of  September 30, 2011 would have been ($12,293,766)  or ($0.13)  per share. This represents an immediate increase in pro forma net tangible book value of $0.05 per share, or  72%, to existing stockholders and an immediate dilution of $0.17   per share, or 425%, to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of  25 ,000,000 shares in this offering at an assumed public offering price of $0.045 per share and after deducting placement agent fees and estimated offering expenses payable by us.

The following table illustrates this dilution, assuming no value is attributed to the warrants issued as part of the units, on a per share basis:

Assumed public offering per share		$ 0.04

Net tangible book value (deficit) per share before offering:	$ (0.18)

Impact on net tangible book value per share of this offering:	$ 0.05

Pro forma net tangible book value per share after this offering		$ (0.13)

Dilution in net tangible book value per share to new investors		$ 0.17

Investors in this offering will be subject to increased dilution upon the conversion of our convertible debt and upon the exercise of outstanding stock options and warrants. As of September 30, 2011 our convertible debt outstanding could be converted into approximately 4,796,020 shares (Assumes conversion price of $0.04 subject to express limitations on conversion) of our common stock, and stock options and warrants outstanding that are exercisable represented, in the aggregate, approximately an additional 18,819,386.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on February 8, 2012.

BIOHEART, INC.
By: /s/ Mike Tomas Mike Tomas Chief Executive Officer & President And Principal Financial and Accounting Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mike Tomas his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement of the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William P. Murphy, Jr., M.D. +	Chairman of the Board	February 8, 2012
William P. Murphy, Jr., M.D.

/s/ Mike Tomas	Chief Executive Officer & Director	February 8, 2012
Mike Tomas
February 8, 2012
/s/ Mark P. Borman +	Director
Mark Borman		February 8, 2012

/s/ Bruce C. Carson +	Director	February 8, 2012
Bruce C. Carson
February 8, 2012
/s/Howard Leonhardt +	Director
Howard Leonhardt		February 8, 2012

/s/ Richard T. Spencer III +	Director	February 8, 2012
Richard T. Spencer III
February 8, 2012
/s/ Charles A. Hart +	Director
Charles A. Hart		February 8, 2012

/s/ Samuel S. Ahn, MD, MBA +	Director	February 8, 2012
Samuel S. Ahn, MD, MBA

+/s/ Mike Tomas

Attorney-in-fact